601 Lexington Avenue
New York, New York 10022

Christopher A. Kitchen
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4988		(212) 446-6460
christopher.kitchen@kirkland.com	www.kirkland.com

December 18, 2012

VIA EDGAR

Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Radiation Therapy Services Holdings, Inc.
Form 8-K
Filed December 11, 2012
File No. 333-170812

Dear Mr. Parker:

On behalf of our client Radiation Therapy Services Holdings, Inc., a Delaware corporation (the “Company”), and in response to the comment letter to Bryan J. Carey, Chief Financial Officer of the Company, dated December 14, 2012, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), we hereby furnish the below supplemental information.  The numbered paragraph below sets forth the Staff’s comment together with our response.

Form 8-K

Item 4.01.  Changes in Registrant’s Certifying Accountant.
(b) Engagement of New Independent Registered Public Accounting Firm

1.                                      Staff’s comment:  Please amend your Item 4.01 Form 8-K to comply with Item 304(a)(2) of Regulation S-K regarding your consultation with your newly engaged auditor, Deloitte & Touche LLP, during your two most recent fiscal years, and any subsequent interim period prior to engaging the new auditor.

Response:  In response to the Staff’s comment, the Company hereby informs the Staff that during its two most recent fiscal years, and any subsequent interim period

Chicago     Hong Kong     London     Los Angeles     Munich     Palo Alto     San Francisco     Shanghai     Washington, D.C.

prior to engaging the new auditor, Deloitte & Touche LLP, the Company did not consult with Deloitte & Touche LLP regarding any of the matters required to be disclosed pursuant to Item 304(a)(2) of Regulation S-K and accordingly, no additional disclosure is required to be included in the Company’s Item 4.01 Form 8-K.

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In addition, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

cc:                                Bryan J. Carey